EXHIBIT 99

DEAN HOLDING COMPANY

CONSOLIDATED BALANCE SHEET INFORMATION

(Unaudited)

(In thousands)

March 31, 2009
Assets
Current assets:
Cash and cash equivalents	$8,755
Receivables, net	250,266
Inventories	106,609
Deferred income taxes	17,543
Prepaid expenses and other current assets	8,457

Total current asset	391,630
Property, plant and equipment, net	505,934
Goodwill	1,094,340
Identifiable intangible and other assets	189,052

Total	$2,180,956

Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$251,706
Current portion of debt	245,659

Total current liabilities	497,365
Long-term debt	132,987
Deferred income taxes	159,770
Other long-term liabilities	79,568
Parent’s net investment:
Parent’s net investment	1,313,739
Accumulated other comprehensive loss	(2,473)

Total parent’s net investment	1,311,266

Total	$2,180,956

DEAN HOLDING COMPANY

CONSOLIDATED OPERATING INFORMATION

(Unaudited)

(In thousands)

Three Months Ended March 31, 2009
Net sales	$927,509
Cost of sales	678,914

Gross profit	248,595
Operating costs and expenses:
Selling and distribution	141,131
General and administrative	3,983
Amortization of intangibles	540
Facility closing and reorganization costs	945

Total operating costs and expenses	146,599

Operating income	101,996
Other (income) expense:
Interest expense	5,673
Other (income) expense, net	31,732

Total other expense	37,405

Income from continuing operations before income taxes	64,591
Income taxes	24,420

Net income	$40,171